UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  November , 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 - 16º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Notice to the Market

Rio de Janeiro, November 6, 2006

In compliance with Directive Release CVM/SGE/001/03 of January 22, 2003, and article XII, caput, of CVM Instruction 358 of January 03, 2002, Contax Participações S/A (the “Company”) (Bovespa: CTAX3 and CTAX4) announces that it has received an e-mail dated November 6, 2006 from BANCO BBM S.A., stating that they have increased their equity interest in the Company. Said increase does not affect the Company’s shareholding control or management structure in any way.

The e-mail also stated that through its proprietary book as well as a fund manager, the institution reached a 5.11% participation of the preferred shares issued by the Company and therefore after the acquisition, the institution reached a total amount of preferred shares of 13,010,900.

Furthermore, o Banco BBM S.A. and its investment funds have not signed any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

The transcription of the above-mentioned correspondence follows below.

Sincerely,

Michel Sarkis
CFO and Investor Relations Officer
Contax Participações S/A

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NOTICE OF ACQUISITION OF RELEVANT HOLDINGS

       Banco BBM S.A., financial institution headquartered at Salvador, State of Bahia, and subsidiary at Rio de Janeiro, state of Rio de Janeiro, at Praça Pio X 98, 7º, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 15.114.366/0001 -69, acting through its proprietary book as well as a fund manager, hereby announces to the market, in compliance with CVM Instruction 358/02, reached a 5.11% participation of the preferred shares issued by the Company and therefore after the acquisition, the institution reached a total amount of preferred shares (CTAX4) of thirteen million ten thousand and nine hundred (13,010,900). Furthermore, the Banco BBM S.A. and its investment funds have not signed any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

Rio de Janeiro, November 6, 2006.

_________________________________________________
BANCO BBM S.A.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.